                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                           (Amendment No.  12    )*

                           THE LIBERTY CORPORATION
                 -------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                 -------------------------------------------
                        (Title of Class of Securities)

                                 530370 10 5
                          -------------------------
                                (CUSIP Number)


         Check the following box if a fee is being paid with this statement
         / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 5 Pages


CUSIP NO. 530370 10 5            13G
                                                                               Page 2 of 5 Pages
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   H. NEEL HIPP, JR.


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) /  /
                                                                                      (b) /X /

    3      SEC USE ONLY




    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA


                      5     SOLE VOTING POWER

                                        95,409
     NUMBER OF
      SHARES
   BENEFICIALLY       6     SHARED VOTING POWER
     OWNED BY
       EACH                          1,568,156
     REPORTING
      PERSON          7     SOLE DISPOSITIVE POWER
       WITH
                                        95,409


                      8     SHARED DISPOSITIVE POWER

                                     1,568,156


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,663,565

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     8.4%


    12     TYPE OF REPORTING PERSON*

                                     IN

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                 Page 2 of 5 pages

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                 SCHEDULE 13G
                   Under The Securities Exchange Act of 1934


Item 1(a).     Name of Issuer:

                                The Liberty Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

                                2000 Wade Hampton Boulevard
                                Greenville, South Carolina  29615

Item 2(a).     Name of Person Filing:

                                H. Neel Hipp, Jr.

Item 2(b).     Address of Principal Business Office or, If None, Residence:

                                2000 Wade Hampton Boulevard
                                Greenville, South Carolina  29615

Item 2(c).     Citizenship:

                                United States of America

Item 2(d).     Title of class of securities:

                                Common Stock

Item 2(e).     CUSIP Number:

                                530370-10-5

Item 3.                 Not Applicable

Item 4.                 Ownership:

                        (a) Amount Beneficially Owned:                     1,663,565 shares

                        (b) Percent of Class:                                    8.4%

                        (c) Number of shares as to which
                            such person has:

                          (i)   Sole power to vote or direct the vote         95,409

                         (ii)   Shared power to vote or direct the
                                vote                                       1,568,156

                        (iii)   Sole power to dispose or direct the
                                disposition                                   95,409

                         (iv)   Shared power to dispose or direct
                                the disposition                            1,568,156


                        Mr. Hipp disclaims beneficial ownership of all the shares shown above except the 95,409 shares as to which he has sole voting and dispositive power.
                                                               Page 3 of 5 Pages

Item 5.                 Ownership of Five Percent or Less of a Class:
                                Not applicable.

Item 6.                 Ownership or More than Five Percent on Behalf of
                        Another Person:

                        The shares shown in Item 4(ii) and (iv) above are held by persons or entities having the right to receive dividends and sale proceeds as follows:

                        (a) 1,098,212 shares (or 5.5%) are held by Wachovia Bank, Greenville, South Carolina, as trustee for the benefit of Mr. Hipp's brothers and sisters. Mr. Hipp, Mr. Hipp's brothers and sisters and William
R. Patterson are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts but not action with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

                        (b) 75,147 shares (or .4%) are held by Mr. Hipp's wife and by or for his minor children.

                        (c) 270,000 shares (or 1.4%) are held by the Jane F. Hipp Children's Ten-Year Grantor Income Trust, the Jane F. Hipp Children's Twelve-Year Grantor Income Trust, and the Jane F. Hipp Grandchildren's 1987 Ten-Year Grantor Income Trust. Mr. Hipp is a trustee of each trust.

                        (d) 124,797 shares (or .6%) are held by the Herman N. Hipp First Foundation, the H. Neel Hipp, Jr. Children's 1987 Fifteen-Year Grantor Income Trust, the H. Neel Hipp, Jr. 1987 Family Trust, the Mary Haddow Family 1988 Trust, the William Hipp Family 1988 Trust, the Jane Gage Hipp Caulder 1990 Family Trust, the Edward Fishburne Hipp 1991 Family Trust and the Jane F. Hipp Family Trust FBO H. N. Hipp, Jr. Family. Mr. Hipp is a trustee of each foundation and trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                                Not applicable.

Item 8.                 Identification and Classification of Members of the
                        Group:

                                Not applicable.





                                                               Page 4 of 5 Pages

Item 9.                 Notice of Dissolution of the Group:

                                Not applicable.

Item 10.                Certification:

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                      /s/ H. Neel Hipp, Jr.
February 1, 1995                     ------------------------
                                      H. Neel Hipp, Jr.





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